UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amicus Therapeautics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03152W109
(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03152W109	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Quaker BioVentures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 1,064,822
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,064,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.

**	All ownership percentages reported herein are based on 27,637,495 outstanding shares of the Issuer’s common stock as of October 29, 2010.

CUSIP No. 03152W109	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Garden State Life Sciences Ventures Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 354,940
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,940
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,940
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.

**	All ownership percentages reported herein are based on 27,637,495 outstanding shares of the Issuer’s common stock as of October 29, 2010.

CUSIP No. 03152W109	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 1,419,762
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,419,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,762
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.

**	All ownership percentages reported herein are based on 27,637,495 outstanding shares of the Issuer’s common stock as of October 29, 2010.

CUSIP No. 03152W109	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 20,000
	6	SHARED VOTING POWER 1,419,762
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 1,419,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,439,762
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*
All share numbers and ownership percentages reported herein are as of December 31, 2010 and include 20,000 shares of common stock underlying stock options issued to Sherrill P. Neff. Mr. Neff is a director of the Issuer and a managing member of Quaker BioVentures, and the options owned by him may be deemed beneficially owned by the Reporting Person.

**	All ownership percentages reported herein are based on 27,637,495 outstanding shares of the Issuer’s common stock as of October 29, 2010.

CUSIP No. 03152W109	SCHEDULE 13G	Page 6 of 11

Item 1(a)	Name of Issuer: Amicus Therapeautics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 6 Cedar Brook Drive Cranbury, New Jersey 08512
Item 2(a)
Name of Person Filing:

Quaker BioVentures, L.P. – Delaware
Garden State Life Sciences Ventures Fund, L.P. – Delaware
Quaker BioVentures Capital, L.P. – Delaware
Quaker BioVentures Capital, LLC – Delaware

Item 2(b)
Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)	Citizenship: Quaker BioVentures, L.P. – Delaware Garden State Life Sciences Ventures Fund, L.P. – Delaware Quaker BioVentures Capital, L.P. – Delaware Quaker BioVentures Capital, LLC – Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number: 03152W109
Item 3	Not applicable.
Item 4
Ownership.***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)               Amount beneficially owned:
                   Quaker BioVentures, L.P. – 1,064,822
                   Garden State Life Sciences Ventures Fund, L.P. – 354,940
                   Quaker BioVentures Capital, L.P. – 1,419,762
                   Quaker BioVentures Capital, LLC – 1,439,762

(b)               Percent of class:
Quaker BioVentures, L.P. – 3.9%
Garden State Life Sciences Ventures Fund, L.P. – 1.3%
Quaker BioVentures Capital, L.P. – 5.1%
Quaker BioVentures Capital, LLC – 5.2%

CUSIP No. 03152W109	SCHEDULE 13G	Page 7 of 11

(c) Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote

Quaker BioVentures, L.P. – 0
Garden State Life Sciences Ventures Fund, L.P. – 0
Quaker BioVentures Capital, L.P. – 0
Quaker BioVentures Capital, LLC – 20,000

(ii)       Shared power to vote or to direct the vote

Quaker BioVentures, L.P. – 1,064,822
Garden State Life Sciences Ventures Fund, L.P. – 354,940
Quaker BioVentures Capital, L.P. – 1,419,762
Quaker BioVentures Capital, LLC – 1,419,762

 (iii)      Sole power to dispose or to direct the disposition of

Quaker BioVentures, L.P. – 0
Garden State Life Sciences Ventures Fund, L.P. – 0
Quaker BioVentures Capital, L.P. – 0
Quaker BioVentures Capital, LLC – 20,000

(iv)      Shared power to dispose or to direct the disposition of

Quaker BioVentures, L.P. – 1,064,822
Garden State Life Sciences Ventures Fund, L.P. – 354,940
Quaker BioVentures Capital, L.P. – 1,419,762
Quaker BioVentures Capital, LLC – 1,419,762

Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

*** Includes 1,064,822 shares deemed to be beneficially owned by Quaker BioVentures, L.P. and 354,940 shares deemed to be beneficially owned by Garden State Life Sciences Ventures Fund, L.P.  Quaker BioVentures Capital, L.P. is the general partner of each of Quaker BioVentures, L.P. and Garden State Life Sciences Ventures Fund, L.P.  Quaker BioVentures Capital, LLC is the general partner of Quaker BioVentures Capital, L.P. Sherrill P. Neff, who is a director of the Issuer and a managing members of Quaker BioVentures, holds 20,000 stock options to acquire shares of common stock of the Issuer.  Quaker BioVentures Capital, LLC may be deemed to beneficially own the options held by Mr. Neff.

CUSIP No. 03152W109	SCHEDULE 13G	Page 8 of 11

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8
Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03152W109	SCHEDULE 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

QUAKER BIOVENTURES, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

GARDEN STATE LIFE SCIENCES VENTURES FUND, L.P.

By: BioAdvance GP I, L.P., its general partner

By: BioAdvance GP II, Inc., its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL, L.P. By: Quaker BioVentures Capital, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

CUSIP No. 03152W109	SCHEDULE 13G	Page 10 of 11

Exhibit 1
JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 14, 2011, is by and among Quaker BioVentures, L.P., Garden State Life Sciences Ventures Fund, L.P., Quaker BioVentures Capital, L.P., Quaker BioVentures Capital, LLC and BioAdvance GP I, L.P. (the “Quaker Filers”).

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Amicus Therapeautics, Inc. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: February 14, 2011

QUAKER BIOVENTURES, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

GARDEN STATE LIFE SCIENCES VENTURES FUND, L.P.

By: BioAdvance GP I, L.P., its general partner

By: BioAdvance GP II, Inc., its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL, L.P. By: Quaker BioVentures Capital, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President